January 30, 2026

Gautam Nadella
Chief Executive Officer
EQT Private Equity Company LLC
245 Park Avenue, 34th Floor
New York, NY 10167

       Re: EQT Private Equity Company LLC
           Registration Statement on Form 10-12G
           Filed August 30, 2024
           File No. 000-56683
Dear Gautam Nadella:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Mark Brod, Esq.